VIA EDGAR

June 6, 2016

Rahul Patel

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Markit Ltd.
Registration Statement on Form F-4
Filed May 10, 2016
File No. 333-211252

Dear Mr. Patel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Markit Ltd. (“Markit”), hereby requests acceleration of the effectiveness of the Registration Statement on Form F-4 referred to above (the “Registration Statement”), so that it will become effective at 12:00 p.m. Eastern Standard Time on June 8, 2016 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, Markit hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Markit from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Markit may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis L. Goldberg (Tel. (212) 450-4539; louis.goldberg@davispolk.com), Richard D. Truesdell, Jr. (Tel. (212) 450-4674; richard.truesdell@davispolk.com) or H. Oliver Smith (Tel. (212) 450-4636; oliver.smith@davispolk.com) of Davis Polk & Wardwell LLP with any questions you may have regarding this request. In addition, please notify Mr. Goldberg, Mr. Truesdell or Mr. Smith when this request for acceleration has been granted.

MARKIT LTD.

By:	/s/ Sari Granat
Name:	Sari Granat
Title:	General Counsel